UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

Green Star Alternative Energy, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0492010
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1660 Hotel Circle North, Suite 207, San Diego, CA 92108-2808 (Address of Principal Executive Offices and Zip Code)

(866) 955-4723
(Registrant’s Telephone Number, including Area Code)
_______________________________________________

January 19, 2011

Green Star Alternative Energy, Inc.
1660 Hotel Circle North, Suite 207,
San Diego, CA 92108-2808
(866) 955-4723

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

January 19, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Green Star Alternative Energy Inc., a Nevada corporation (“Green Star”, “we”, “our” or the “Company”) at the close of business on January 19, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Green Star’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being distributed on or about January 19, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On January 19, 2011, De Castro Investments Inc. (“De Castro”), and Verdad Telecom, Inc., a Nevada corporation (the “Purchaser”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which De Castro (collectively, the “Seller”) will sell to the Purchaser, and the Purchaser will purchase from the Seller, an aggregate of 34,900,000 shares of Common Stock (the “Shares”), which Shares represent 55.1% of the issued and outstanding shares of Common Stock and Seller’s debt and liabilities.

The table below sets forth the number of shares of the Company’s common stock owned by the Seller as of January 19, 2011, the number of shares of the Company’s common stock to be sold by the Seller under the Purchase Agreement and the number of shares of the Company’s common stock that will be owned by the Seller immediately following the Closing.

Name of Seller	Number of Shares of Common Stock Currently Owned	Number of Shares of Common Stock to be Sold under the Purchase Agreement	Number of Shares of Common Stock to be Owned after the Closing of the Purchase Agreement
De Castro Investments Inc.	34,900,000	34,900,000	0

Under the Purchase Agreement, De Castro has agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the Closing.

It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date of mailing of this Information Statement to the Company’s shareholders.  Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director and officer of the Company will resign effective upon the Closing, (ii) the existing director will appoint the designee of the Purchaser, Eric P. Stoppenhagen, to serve as the director of the Company, and (iii) the existing sole director will appoint Mr. Stoppenhagen to serve as the President, the Chief Financial Officer and Secretary of the Company.  As a result of these transactions, control of the Company will pass to the Purchaser (the “Change of Control”).  Immediately after the Closing, the Shares acquired by the Purchaser will comprise 55.1% of the issued and outstanding Common Stock.

As of January 19, 2011, the Company had 63,337,543 shares of Common Stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of Green Star will have the opportunity to vote with respect to the election of directors at the next annual meeting of Green Star shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Jesse De Castro	34	Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and Director

Jesse De Castro has served as a director of the Company since May 2008.  Concurrently Mr. De Castro serves as the Asset and Liability Analyst for North Shore Credit Union. From 2002 to 2005, Mr. De Castro was Vice-President in charge of Energy Sector Analysis for Altus Capital Corp. From 2004 to 2007, Mr. De Castro was Consultant to SBS Ltd. on alternative energy.  Mr. De Castro holds a BSc in Actuarial Science degree from Simon Fraser University.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board does not have any committees at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company’s independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  The Company is not a “listed company” under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

The Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.  Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company is currently a shell company with nominal assets, no employees and no active business operations.  Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Jesse De Castro.

Meetings of the Board of Directors and Committees

The Board took a number of actions by written consent of all of the directors during the year ended September 30, 2009. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

RELATED PERSON TRANSACTIONS

The Company issued an unsecured Promissory Note dated August 30, 2008 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $20,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is August 30, 2010. On December 15, 2008, the Company repaid $13,025. On November 15, 2009 the Company repaid the balance of $6,975 and an additional $862 in accrued interest through November 15, 2009.

The Company issued an unsecured Promissory Note dated November 10, 2008 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $15,000 working capital loan to the Corporation. The terms and conditions of such note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is November 10, 2010. The total accrued interest as of March 31, 2010 is $1,455.

The Company issued an unsecured Promissory Note dated November 25, 2008 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $30,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is November 25, 2010. The Company repaid the accrued interest of $2,121. The total accrued interest as of March 31, 2010 is $714.

The Company issued an unsecured Promissory Note dated February 12, 2009 (the "Note") to Jesse De Castro, a director of the Company, in connection with an $8,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is February 12, 2010. The total accrued interest as of March 31, 2010 is $623.

The Company issued an unsecured Promissory note dated February 17, 2009 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $5,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is February 17, 2010. The total accrued interest as of March 31, 2010 is $387.

The Company issued an unsecured Promissory Note dated March 6, 2009 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $25,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is March 6, 2010. The total accrued interest as of March 31, 2010 is $1,869.

The Company issued an unsecured Promissory Note dated May 15, 2009 (the "Note") to Jesse De Castro, a director of the Company, in connection with a $20,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is May 15, 2010. The total accrued interest as of March 31, 2010 is $1,110.

The Company issued an unsecured Promissory Note dated September 25, 2009 (the "Note") to Jesse De Castro, a director of the Company in connection with a $43,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is September 25, 2010. The total accrued interest as of March 31, 2010 is $1,549.

The Company issued an unsecured Promissory Note dated September 30, 2009 (the "Note") to Jesse De Castro, a director of the Company in connection with a $75,000 working capital loan to the Corporation. The terms and conditions of such Note allow for the prepayment of principle and accrued interest at anytime without penalty. The interest rate is 7% per annum and the maturity date is September 30, 2010. The total accrued interest as of March31, 2010 is $2,572.

In addition to the Notes, Jesse De Castro, a director of the company, advanced the company funds in the amount of $8,000 as of September 30, 2009. The balance is unsecured and interest free with no specified terms of repayment. These amounts were paid to Jesse De Castro on October 30, 2009.

 On September 1, 2009, the Board of Directors approved a salary increase to Jesse De Castro, a director of the Company, from $3,500 to $4,000 per month. This will be paid to De Castro Investments Inc. a corporation owned and managed by Mr. Jesse De Castro commencing September 1, 2009. This is to acknowledge the valuable contributions made by Mr. De Castro to the Company. The total officer salary is $12,000 for the three month period ended March 31, 2010. ($10,500 in 2009). The outstanding salary is $8,000 as of March 31, 2010.

On September 9, 2009 Mr. Jesse De Castro extended a short term interest -free loan of $5,000 to the Company to pay for professional fees. This was repaid by the Company on October 30, 2009.

On September 25, 2009 Mr. Jesse De Castro extended a short term interest-free loan of $3,000 to the Company to pay for professional fees. This was repaid by the Company on October 30, 2009.

On September 17, 2010, we issued 17,400,000 to a company controlled by our sole director and officer, Jesse De Castro. We have been indebted to Mr. De Castro in the amount of US$221,000 as a result of shareholder loans, and US$32,000 as a result of accrued and unpaid compensation. Mr. De Castro has agreed to accept 11,000,000 shares of common stock, in partial settlement of US$55,000 of the outstanding shareholder loans, and 6,400,000 shares of common stock in settlement of the accrued and unpaid compensation.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and the following person will be appointed as the new officer and director of the Company.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Eric P. Stoppenhagen	37	President, Chief Financial Officer, Secretary and Director

Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Mr. Eric P. Stoppenhagen, Director, President, Chief Financial Officer and Secretary.   Mr. Stoppenhagen, though his consulting company, Venor, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies; including as Vice President of Finance  and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President, CFO, and Director of Catalyst Lighting Group, Inc. from 2010 to present, President, CFO, and Director of Mammatech, Inc. from 2010 to present, CFO of Mimvi, Inc. from 2010 to present Interim President of WoozyFly, Inc. from 2009 to 2010; Interim President of Trist Holdings, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to present; CFO of GetFugu, Inc. in 2009; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of January 19, 2011 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.  As of January 19, 2011, there are 63,337,543 shares of common stock issued and outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Shares
De Castro Investments, Inc. (1) 1660 Hotel Circle No Suite 207 San Diego, CA 92108	34,900,000	55.1%
All Executive Officers and Directors as a group	34,900,000	55.1%

(1)	Jesse De Castro has been a director of the Company since May 2008. He has voting and investment control over the securities owned by De Castro Investments Inc.

Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group.   The beneficial ownership information set forth below has been provided by the Purchaser.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Verdad Telecom, Inc. (1) 1328 W. Balboa Blvd. Newport Beach, CA 92661	34,900,000	55.1%
Eric P. Stoppenhagen (1) 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	34,900,000	55.1%
All Directors and Officers as a Group (1 individual)	34,900,000	55.1%

(1)
Eric Stoppenhagen has voting and investment control over the securities owned by Verdad Telecom, Inc. and therefore Eric Stoppenhagen may be deemed a beneficial owner of the 34,900,000 shares of common stock owned by Woodman.

(2)	At the Closing, Mr. Stoppenhagen will become the sole director, President, Chief Financial Officer and Secretary of the Company.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company’s business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction.

The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

Except as set forth in the summary compensation table below, during the fiscal years ended December 31, 2007, 2008 and 2009, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company’s employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company’s named executive officers who served as executive officers during all or a portion of the fiscal years ended September 30, 2007, 2008 and 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Other Annual Compensation (e)	Total Compensation

Miodrag Andric, Past President, CEO, and Chairman (1)	2007 2008 2009	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Jesse M. De Castro, Chief Financial Officer, Secretary, and Director	2007 2008 2009	$0 $24,000 $44,000	$0 $0 $0	$0 $0 $0	$0 $24,000 $44,000
Peter Gilcud, Past President, Chief Executive Officer and Director	2007 2008 2009	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Total Compensation (3 persons)	2007 2008 2009	$0 $24,000 $44,000	$0 $0 $0	$0 $0 $0	$0 $24,000 $44,000

Employment and Other Agreements

On September 1, 2009, the Board of Directors approved a salary increase to Jesse De Castro, a director of the Company, from $3,500 to $4,000 per month. This will be paid to De Castro Investments Inc. a corporation owned and managed by Mr. Jesse De Castro commencing September 1, 2009. This is to acknowledge the valuable contributions made by Mr. De Castro to the Company.

Compensation of Directors

Non-executive directors do not receive compensation but are reimbursed for their expenses for each meeting of the board that they attend.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on the Company’s review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company’s knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended December 31, 2009 were complied with.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Star Alternative Energy Inc.

By: /s/ Jesse De Castro
Name:                 Jesse De Castro
Title:                 Chief Executive Officer

Dated:  January 19, 2011